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13013350

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Capital Markets Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Coppins 212-605-1602
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *of individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions. CHECK ONE:

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAT BEHNKE , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO CAPITAL MARKETS CORP., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

PAT BEHNKE, CHIEF FINANCIAL OFFICER AND MANAGING DIRECTOR

Title

MARIETTA K BOTTERO
NOTARY PUBLIC, State of New York
No. 31-4644432
Qualified in New York County
Commission Expires November 30, 2013



Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Member's Equity.
☒ (f) Statement of Changes in Subordinated Borrowings.
☒ (g) Notes to Financial Statements.
☒ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
☒ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (m) An Oath or Affirmation.
☐ (n) A copy of the SIPC Supplemental Report.
☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
☒ (r) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets Corp.:

We have audited the accompanying statement of financial condition of BMO Capital Markets Corp., an indirect wholly owned subsidiary of the Bank of Montreal, as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of BMO Capital Markets Corp. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2013

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

December 31, 2012

(Dollars in thousands except share amounts)

Assets

Cash	$	29,233
Securities borrowed		8,937,537
Securities purchased under agreements to resell		3,799,699
Receivable from brokers, dealers, and clearing organizations		653,432
Receivable from customers		78,833
Receivable from affiliates		20,140
Financial instruments owned, at fair value ($1,748,608 is pledged as collateral)		2,408,206
Securities received as collateral		478,366
Accrued interest receivable		21,341
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $34,580		15,457
Other assets		133,476
	$	16,575,720

Liabilities and Stockholder's Equity

Liabilities:		
Bank loan payable	$	336,000
Securities loaned		6,626,001
Securities sold under agreements to repurchase		5,935,723
Payable to brokers, dealers, and clearing organizations		576,510
Payable to customers		11,295
Financial instruments sold, not yet purchased, at fair value		1,736,800
Obligation to return securities received as collateral		478,366
Accounts payable and accrued expenses		105,727
Total liabilities		15,806,422
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		550,000
Stockholder's equity		219,298
Total liabilities and stockholder's equity	$	16,575,720

See accompanying notes to statement of financial condition

(1) Organization and Description of Business

BMO Capital Markets Corp. (the Company) is a wholly owned subsidiary of BMO Financial Corp. (BFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company. The Company operates as a self-clearing, institutional broker-dealer. It conducts its principal operations from office facilities in New York and Chicago, maintains additional offices in Atlanta, Boston, Denver, Houston, San Francisco, Seattle, and Washington D.C., and also maintains an operations center in Jersey City, New Jersey. The Company is registered with the Securities and Exchange Commission (SEC) as a U.S. securities broker-dealer and as an investment advisor and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities Investor Protection Corporation, and a member of various exchanges. The Company is designated as a primary dealer in U.S. Government securities by the Federal Reserve Bank of New York.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. The Statement of Financial Condition is prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of the Statement of Financial Condition is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash

Cash includes funds held in the Company's bank accounts for firm operating activities.

(d) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition and netted where right of offset exists. Financial instruments are recorded in the Statement of Financial Condition at market or estimated fair value.

(e) Securities Purchased or Sold Under Agreements to Resell or Repurchase

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions. These transactions are collateralized by U.S. Government and U.S. Government agency securities, Canadian Government and Canadian provincial securities, commercial paper, corporate bonds, mortgage and asset-backed securities, and are carried at contract amount plus accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset in the accompanying Statement of Financial Condition when they meet the criteria for netting as prescribed by U.S. GAAP.

(f) Securities Lending Activities

Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of collateral advanced or received. Interest on such transactions is accrued and is included in the Statement of Financial Condition in accrued interest receivable and payable.

With respect to noncash securities borrowed and securities loaned transactions, the Company records the fair value of the securities received as Securities received as collateral and a corresponding Obligation to return securities received as collateral on the Statement of Financial Condition. As of December 31, 2012, the Company has securities received as collateral of $478,366, which are fully obligated to be returned.

(Continued)

(g) ***Collateralized Short-Term Transactions***

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure. As of December 31, 2012, the fair market value of assets that the Company has pledged to counterparties under securities sold under agreement to repurchase and securities loaned transactions is $12,426,644. These assets primarily consist of securities where the counterparty has the right to repledge or sell the security. The Company has also received similar assets as collateral as of December 31, 2012, with a fair market value of $12,502,179.

(h) ***Income Taxes***

The Company's Federal taxable income is included in a Federal consolidated tax return with BFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states. The Company is party to a tax-sharing agreement with its parent, BFC, under which the Company pays, to BFC, the Company's separately computed tax liability, if any, and under which BFC pays, to the Company, the Company's separately computed tax benefit, if any, arising from the utilization of the Company's separately computed taxable loss by the consolidated group. Income taxes currently payable (receivable) are paid to or (received from) from BFC.

ASC 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the "more-likely-than-not" threshold should not be recognized in the year of determination.

(i) ***Stock-Based Compensation***

BMO offers a long-term incentive program for certain of the Company's senior employees. Under this plan, participants are granted an award in restricted stock units and receive cash payment in three installments, based upon BMO's common stock price, over a three-year period. Employees who resign or are terminated for cause will not be entitled to receive awards previously granted. The amount related to employees not eligible to retire is recorded in the balance sheet in other assets.

(j) ***Exchange Memberships***

Exchange memberships, which represent ownership interests in the exchange and provide the Company with the right to conduct business on the exchange, are included in other assets and are carried at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of this impairment, which approximates fair value of $1,571.

(Dollars in thousands)

(k) *Recent Accounting Pronouncements*

The Company adopted ASU 2011-04, "*Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs,*" in 2012. The amendments in this Update are the result of the work by the Financial Accounting Standards Board and the International Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRSs. The amendments do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption of this standard had no impact on the Company's financial position.

The FASB issued ASU 2011-11, "*Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities,*" in December 2011. The amendment requires enhanced disclosures by requiring improved information about financial instruments and derivative instruments that may be offset or are subject to an enforceable master netting arrangement or similar agreement. The amendment will be effective for the Company for the annual reporting period ending December 31, 2013. The amendment impacts presentation only and will not have an impact on the Company's financial position.

(3) Securities and Cash Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities with a market value of $52,206 have been segregated in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the SEC.

The Company has satisfied collateral requirements with clearing corporations and other broker-dealers by depositing securities and cash in the amount of $32,536 and $29,531, respectively, as of December 31, 2012.

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2012 consist of the following:

		Receivable	Payable
Securities failed-to-deliver/receive	$	35,830	73,827
Receivable from/payable to brokers and dealers		588,072	470,537
Receivable from/payable to clearing organizations		29,531	32,146
	$	653,432	576,510

(Dollars in thousands)

(5) Financial Instruments Owned and Sold, Not Yet Purchased, at Fair Value

The company trades in U.S. Government and U.S. Government agency securities, Canadian Government and Canadian provincial securities, commercial paper, corporate debt securities, equity securities, exchange-traded funds (ETF), futures, and option contracts.

Financial instruments owned and financial instruments sold, not yet purchased consisted of the following at December 31, 2012:

	Owned	Sold, not yet purchased
U.S. government and agency obligations	$ 1,631,097	1,463,662
Canadian government and provincial obligations	82,507	57,916
Corporate and other obligations	466,889	98,869
Equity securities	227,713	98,218
Equity options	—	18,099
Credit default swaps	—	36
	$ 2,408,206	1,736,800

The Company finances the majority of its financial instruments owned through repurchase or securities loaned agreements. Financial instruments sold, not yet purchased are generally financed through reverse repurchase or securities borrowed agreements.

(6) Fair Value

U.S. GAAP defines fair value, establishes a framework for measuring fair value, provides disclosure requirements around fair value, and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable.*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value.

(a) Determination of Fair Value

The fair value of the majority of the Company's financial instruments is based on quoted prices in active markets, observable inputs, or external pricing service data. These instruments include U.S. Government and U.S. Government agency securities, Canadian Government and Canadian provincial securities, corporate debt securities, listed equity securities, exchange-traded derivatives, forward currency contracts, and credit default swaps. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the asset or liability class and security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with guidelines under U.S. GAAP.

(Dollars in thousands)

(b) *Items Measured at Fair Value on a Recurring Basis*

The following table presents for each of the fair value hierarchy levels the Company's financial instruments that are measured at fair value on a recurring basis at December 31, 2012.

Description	Level 1	Level 2	Level 3	Netting (1)	Total
Assets:					
Securities owned:					
U.S. government and agency obligations	$ 1,462,299	168,798	—	—	1,631,097
Canadian government and provincial obligations	705	81,802	—	—	82,507
Corporate and other obligations	—	466,746	143	—	466,889
Equity securities	227,713	—	—	—	227,713
Equity options	35,495	—	—	(35,495)	—
Credit default swaps	—	—	—	—	—
	1,726,212	717,346	143	(35,495)	2,408,206
Interest rate futures and currency forwards	65	1,244	—	(1,310)	(1)
	$ 1,726,277	718,590	143	(36,805)	2,408,205
Liabilities:					
Securities sold, not yet purchased:					
U.S. government and agency obligations	$ 1,436,496	27,166	—	—	1,463,662
Canadian government and provincial obligations	1,243	56,673	—	—	57,916
Corporate and other obligations	—	98,869	—	—	98,869
Equity securities	98,218	—	—	—	98,218
Equity options	53,594	—	—	(35,495)	18,099
Credit default swaps	—	36	—	—	36
	1,589,551	182,744	—	(35,495)	1,736,800
Interest rate futures and currency forwards	237	1,421	—	(1,310)	348
	$ 1,589,788	184,165	—	(36,805)	1,737,148

(1) The impact of netting represents an adjustment related to counterparty and cash collateral netting.

(Dollars in thousands)

During 2012, certain U.S. Government agency obligations as well as the Company's corporate and other obligations were transferred from Level 1 of the fair value hierarchy to Level 2.

(c) *Other Fair Value Disclosure*

Many but not all of the financial instruments held by the Company are recorded at fair value in the statement of financial condition. Cash, repurchase and reverse repurchase agreements, securities borrowed or loaned, receivables or payables from customers or from brokers, dealers and clearing organizations, and bank loan payables are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity. The estimated fair value of the Company's liabilities subordinated to the claims of general creditors, based upon current rates offered to the Company for similar types of borrowing arrangements, approximates carrying value.

(7) Short-Term Borrowings

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily, and at times significantly, depending on market activity. The Company has a $750,000 credit facility with BMO at December 31, 2012. As of December 31, 2012, $211,000 was drawn. The overnight interest rate was approximately 0.375% as at December 31, 2012. In addition, the Company has a $125,000 credit facility with BMO US Lending LLC, an affiliate, of which all was drawn at December 31, 2012. The overnight interest rate was approximately 0.34% as at December 31, 2012. The Company also has third-party credit facilities aggregating to $380,000 in overnight borrowings of which none was drawn at December 31, 2012.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. The Company's minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements, which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits.

In addition, as a clearing member of Chicago Mercantile Exchange, Inc. (CME), the Company is qualified to clear transactions for all CME futures and options on futures contracts. Therefore, the Company is subject to the Commodity Futures Trading Commission minimum net capital requirement of 8% of noncustomer risk maintenance margin as well.

(Continued)

(Dollars in thousands)

At December 31, 2012, the Company had net capital of $471,067, which was $448,791 in excess of its required net capital of $22,275.

(9) Commitments and Contingent Liabilities

The Company rents its operating facilities in Chicago from its affiliate, BMO Harris Bank N.A (BHB) and renews its rental commitment annually.

BMO has entered into lease commitments for its operating facilities in New York and New Jersey, and the Company's estimated share of the minimum total lease obligation due under these leases is as follows:

2013	$	7,616
2014		7,298
2015		7,298
2016		7,510
2017		7,721
2018 and thereafter		30,773
	$	68,216

The Company also has additional leases in Atlanta, Boston, Denver, Houston, San Francisco, and Washington DC. The minimum total lease obligation due under these leases is as follows:

2013	$	1,380
2014		1,098
2015		1,065
2016		1,024
2017		984
2018 and thereafter		3,578
	$	9,129

The Company enters into underwriting commitments. Settlements of transactions relating to such underwriting commitments, which were open at December 31, 2012, had no material effect on the Statement of Financial Condition.

The Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

(Continued)

(Dollars in thousands)

Some contracts that the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition as of December 31, 2012 related to these indemnifications.

(10) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors, payable to BFC, consist of the following as of December 31, 2012:

Due March 13, 2014, 90-day LIBOR + 0.41%	$	50,000
Due April 15, 2014, 90 day LIBOR + 0.25%		30,000
Due August 30, 2014, 90-day LIBOR + 0.85%		150,000
Due October 31, 2014, 30-day LIBOR + 0.25%		45,000
Due December 31, 2014, 90-day LIBOR + 0.90%		100,000
Due September 2, 2015, 30-day LIBOR + 0.95%		100,000
Due July 31, 2013, revolving subordinated debt 90-day LIBOR + 0.25%		50,000
Due August 31, 2015, revolving subordinated debt 90-day LIBOR + 0.25%		25,000
	$	550,000

The 90-day London Interbank Offered Rate (LIBOR) was approximately 0.31% at December 31, 2012. The subordinated liabilities are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's Rule 15c3-1. Prepayment or payment upon maturity is subject to the approval of the FINRA. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

(Dollars in thousands)

(11) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets included in other assets at December 31, 2012 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	27,694
Employee benefit plans		1,049
Deferred lease obligation		3,638
Federal tax loss carryforward		17,371
State tax loss carryforward		7,483
Charitable contribution carryforward		1,373
Deferred expenses		3,901
Depreciation		36
Total deferred tax assets		62,545
Valuation allowance		(12,881)
Deferred tax assets, net		49,664
Deferred tax liability:		
Intangible assets		(340)
Total deferred tax liability		(340)
Net deferred tax assets		49,324
Tax effect of adjustments related to pension and postretirement benefits recorded through to stockholder's equity		9,378
	$	58,702

A valuation allowance of $12,881 exists at December 31, 2012 to offset a portion of the Company's federal deferred tax assets and substantially all of its state deferred tax assets. The valuation allowance decreased by $288 in 2012 due to the decrease in valuation allowances established on certain state deferred tax assets. Management believes that the realization of the deferred tax assets, with the exception of certain federal and state deferred tax assets and state loss carryforwards, is more likely than not at December 31, 2012.

Federal tax loss carryforwards at December 31, 2012 of approximately $49,633 will expire in varying amounts in the years 2022 through 2032.

State tax loss carryforwards at December 31, 2012 of approximately $547,090 will expire in varying amounts in the years 2015 through 2032.

The balance of unrecognized tax benefits may decrease between $0 and $2,364 during the next twelve months depending upon the settlement of federal, state, and local tax audits.

(Continued)

(Dollars in thousands)

The Company joins in filing a consolidated Federal income tax return with its parent, BFC. At December 31, 2012, the Company has an outstanding receivable from BFC of $7,811 related to income taxes in the statement of financial condition. The Company is currently under examination by several state and local taxing authorities and it is anticipated that several tax examinations will be completed by the end of 2013. As of December 31, 2012, no significant adjustments have been proposed for the Company's federal, state, or local tax filings that would have a material impact on the Company's effective tax rate.

(12) Benefit Plans

The Company is a participating entity in noncontributory defined benefit pension plans sponsored by BHB, a wholly owned subsidiary of BFC. Most of the employees participating in retirement plans are included in one primary plan (plan). Certain employees participating in the plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified funded plans.

The plan's benefit formula is an account-based formula, which is based upon eligible pay, age, and length of service. The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Securities Act, without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by BHB that provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. Effective December 31, 2007, the plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced.

The Company recognizes the funded status of the pension and postretirement benefit plans in its Statement of Financial Condition. It recognizes an asset for the plan's overfunded status or a liability for the plan's underfunded status. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation. The pension and postretirement liabilities of the Company were $10,700 and $1,708, respectively, as of December 31, 2012 and are included within accounts payable and accrued expenses in the Statement of Financial Condition.

The Company participates in a 401(k) defined-contribution plan sponsored by BHB that is available to virtually all employees and makes a matching contribution based on the amount of eligible employee contributions.

(Dollars in thousands)

(13) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include forward contracts, exchange-traded futures and options, and securities purchased and sold on a when-issued or delayed delivery basis. These derivative financial instruments are used to facilitate customer transactions, conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts and when-issued securities entered into by the Company provide for delayed delivery of the underlying instrument.

The following table summarizes the notional amounts of derivatives held for trading purposes, the fair values of which are recorded on the Statement of Financial Condition at December 31, 2012:

		Fair value		Notional	
		Assets	**Liabilities**	**Purchases**	**Sales**
Equity options	$	35,495	53,594	715,678	933,073
Interest rate futures contracts		65	237	27,534	403,922
Forward currency		1,244	1,421	481,684	260,090
Forward securities		7	2	76,718	3,623
Credit default swaps		—	36	6,000	—

The fair value of equity options, forward securities transactions, and credit derivatives is included in financial instruments owned and sold, not yet purchased and the fair value of futures and forward currency contracts is included in receivable from / payable to brokers, dealers, and clearing organizations in the statement of financial condition.

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, swap agreements, and when-issued securities is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates. The Company had certain transactions that, in accordance with industry practice, were not recorded on the Statement of Financial Condition. These commitments, certain of which are with affiliated parties, are undertaken in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

(Continued)

From time to time, the Company enters into off-balance-sheet forward start repurchase and reverse repurchase agreements. These transactions are defined as having a start date at some point in the future, whereby either the specific security or the paramount and general coupon are known, and the interest rate and term of the transactions are known. The Company had no forward start reverse repurchase and repurchase transactions at December 31, 2012.

The Company's activities involve the execution, clearance, and settlement of various securities transactions for institutional investors, and other broker-dealers. Customer securities activities are transacted on either a delivery versus payment, cash, or margin basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(a) Concentrations of Credit Risk

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

(b) Market Risk

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

(Dollars in thousands)

Financial instruments sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the Statement of Financial Condition.

(14) Interests in Variable Interest Entities (VIE)

In accordance with U.S. GAAP, the Company evaluates whether it has a controlling financial interest in a VIE through means other than voting rights and whether it should consolidate the entity. VIEs include entities where the equity is considered insufficient to finance the entity's activities for which the equity holders do not have a controlling financial interest. The Company is required to consolidate VIEs if the investments held in those entities and/or the relationships with them result in the Company holding both the power to direct activities that most significantly impact the VIE's economic performance, and the obligation to absorb losses or the rights to receive benefits resulting from those activities of the VIE.

The Company acts as servicing agent to Fairway Finance Company, LLC (Fairway) and administrator for Fairway Finance Euro Company Limited (Fairway Euro) and provides accounting and other administrative support to these entities, both of which are VIEs. Fairway and Fairway Euro are affiliates of the Company. Fairway is organized under the laws of Delaware. Fairway Euro is an Irish private limited company incorporated under the laws of Ireland.

Both Fairway and Fairway Euro were established to purchase interests in receivables and similar assets, or in some instances, make loans secured by interests in receivables from clients. Fairway funds its purchases and loans primarily through the issuance of A-1/P-1 rated commercial paper notes.

The Company has determined that it does not have the power to direct activities that most significantly impact the VIE's economic performance in any VIE as of December 31, 2012.

(15) Transactions with Affiliates

The Company has reverse repurchase and repurchase agreements with affiliates of $1,672,377 and $1,956,224, respectively. In addition, the Company has securities borrowed and loaned with affiliates of $895,250 and $1,443,202, respectively.

The Company clears transactions for certain affiliates. This generated a receivable from customer of $30,045 and payable to affiliate of $5,792 as of December 31, 2012.

(16) Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 28, 2013, the date the Statement of Financial Condition was available to be issued, and has concluded there are no recognized or non-recognized events that require financial statement disclosure.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
BMO Capital Markets Corp.:

In planning and performing our audit of the financial statements of BMO Capital Markets Corp. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012 to meet the SEC's and CFTC's objectives.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., the Chicago Mercantile Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013